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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         MeriStar Hotels & Resorts, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                    589988104
             ------------------------------------------------------
                                 (CUSIP Number)

                                Timothy Q. Hudak
                          Interstate Hotels Corporation
                                Foster Plaza Ten
                               680 Andersen Drive
                         Pittsburgh, Pennsylvania 15220
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  June 25, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



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-------------------------                            ---------------------------
CUSIP No.   589988104                 13D                 Page 2 of [7] Pages
-------------------------                            ---------------------------

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 1           NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Interstate Hotels Corporation
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 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                         (b) |_|
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 3           SEC USE ONLY

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 4           SOURCE OF FUNDS*

             00
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 5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                                   |_|
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 6           CITIZENSHIP OR PLACE OF ORGANIZATION

             Maryland
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                              7     SOLE VOTING POWER

                                      None
                              --------------------------------------------------
 NUMBER OF                    8     SHARED VOTING POWER
 SHARES
 BENEFICIALLY                       7,625,813(1)(2)
 OWNED BY                     --------------------------------------------------
 EACH REPORTING               9     SOLE DISPOSITIVE POWER
 PERSON WITH
                                      None
                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    7,625,813(1)(2)
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 11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             [7,625,813](1)(2)
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 12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES |_|*

--------------------------------------------------------------------------------
 13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             [20.5]%(2)
--------------------------------------------------------------------------------
 14          TYPE OF REPORTING PERSON*

             CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) No shares of common stock, par value $0.01 per share, of MeriStar Hotels & Resorts, Inc. have been acquired, directly or indirectly, by the Reporting Person. The Reporting Person may, however, be deemed to have beneficial ownership of the shares reported hereing of common stock of MeriStar pursuant to a voting agreement (as described in the Introduction and Items 3 and 4 of this Statement), entered into in connection with the proposed merger of the Reporting Person with and into MeriStar. The Reporting Person expressly disclaims any such beneficial ownership of MeriStar common stock.

(2) Reflects share ownership as of June 25, 2002 by the persons listed in Item 5(b) of this Statement excluding these that are beneficially owned in the form of Issuer Stock Options. Based upon the number of shares of common stock reported to be outstanding by MeriStar as of April 29, 2002, all such shares would represent 20.5% of MeriStar's common stock.



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EXPLANATORY NOTE

         Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, the undersigned hereby amends its Schedule 13D statement dated May 16, 2002 (the "ORIGINAL STATEMENT"), relating to the shares of common stock, par value $.01 per share of MeriStar Hotels and Resorts, Inc., a Delaware corporation as set forth herein. Capitalized terms used herein but not defined shall have the meanings set forth in the Original Statement. Items omitted from this Amendment No. 1 are not being amended.

         This Amendment No. 1 to the Original Statement is being filed in respect of certain amendments to the operative agreements governing the merger of MeriStar Hotels & Resorts, Inc. and Interstate Hotels Corporation.


INTRODUCTION

         The Introduction is amended and restated in its entirety to read as follows:

         "No shares of common stock, par value $0.01 per share (the "COMMON STOCK"), of MeriStar Hotels and Resorts, Inc., a Delaware corporation (the "ISSUER"), have been acquired, directly or indirectly, by Interstate Hotels Corporation, a Maryland corporation (the "REPORTING PERSON"). The Reporting Person is making this filing solely because it may be deemed to have beneficial ownership of the shares reported herein pursuant to the Stockholder Voting Agreement (as defined below).

         The Reporting Person entered into an Agreement and Plan of Merger dated May 1, 2002, by and between the Issuer and the Reporting Person, providing, among other things, for the merger (the "MERGER") of the Reporting Person with and into the Issuer, which Agreement and Plan of Merger was amended on June 3, 2002 (as amended, the "MERGER AGREEMENT") pursuant to Amendment No. 1 thereto ("MERGER AGREEMENT AMENDMENT NO. 1"). In the Merger, among other things, each share of Class A common stock of the Reporting Person, together with the associated right to purchase shares of Series A Preferred Stock of the Reporting Person issued and outstanding immediately prior to the effective time of the Merger, will be converted into the right to receive 4.6 shares of Common Stock and the associated rights to purchase shares of Issuer Series A Junior Participating Preferred Stock. In addition, a new board of directors of Issuer will be elected, and Issuer's certificate of incorporation and bylaws will be amended and restated.

         According to the Issuer's representations and warranties in the Merger Agreement, there were 37,188,574 shares of Common Stock outstanding as of April 30, 2002.

         In connection with the Merger, a Stockholder Voting Agreement, dated May 1, 2002, was executed among the Reporting Person, John Emery ("EMERY"), Steven D. Jorns ("JORNS"), Paul W. Whetsell ("WHETSELL"), Oak Hill Capital Partners, L.P. ("OCP"), Oak Hill Capital Management Partners, L.P. ("OCMP"), FW Hospitality, L.P. ("HOSPITALITY"), Arbor REIT, L.P. ("ARBOR") and MHX Investors, L.P. ("MHX"), which Stockholder Voting Agreement was amended on June 25, 2002 (as amended, the "STOCKHOLDER VOTING AGREEMENT") pursuant to Amendment No. 1 thereto (the "STOCKHOLDER VOTING AMENDMENT NO.

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1"). Each of Whetsell, Emery, Jorns, OCP, OCMP, Hospitality, Arbor and MHX is
referred to herein as a "STOCKHOLDER."

         Stockholder Voting Amendment No. 1 was executed by each of Whetsell, Emery, Jorns (collectively, the "MERISTAR MANAGEMENT STOCKHOLDERS") and the Reporting Person. The MeriStar Management Stockholders currently hold such Common Stock as set forth opposite such MeriStar Management Stockholder's name below:



MeriStar Management Stockholder                            MeriStar Common Stock
-------------------------------                            ---------------------
John Emery                                                 281,667 (1)
Steven D. Jorns                                            1,328,931 (2)
Paul W. Whetsell                                           866,652 (3)


(1) Of these shares of MeriStar Common Stock, 191,667 shares are subject to MeriStar Stock Options.

(2) Of these shares of MeriStar Common Stock, 255,001 shares are subject to MeriStar Stock Options.

(3) Of these shares of MeriStar Common Stock, 333,333 are subject to MeriStar Stock Options.


         Under the Stockholder Voting Agreement, the Stockholders have agreed with the Reporting Person to vote their shares of Common Stock at the Issuer special meeting of stockholders to be held to consider and approve the Merger and the related transactions (the "MERISTAR SPECIAL MEETING") in favor of the Merger and the transactions related to it.

         Under the Stockholder Voting Agreement, each Stockholder has granted an irrevocable proxy to the Reporting Person, making the Reporting Person such Stockholder's proxy and attorney-in-fact, with full power of substitution and resubstitution to vote such Stockholder's shares. Under the Stockholder Voting Agreement, the Reporting Person has shared voting power over an aggregate of 7,625,813 shares of Common Stock (the "SUBJECT SHARES") with respect to approval of the Merger and related transactions at the MeriStar Special Meeting. The Stockholder Voting Amendment No. 1 excludes from the definition of subject shares, shares subject to Issuer Stock Options. As of June 3, 2002, Emery held 281,667 shares of Common Stock (90,000 of which are not subject to Issuer Stock Options), Jorns held 1,328,931 shares of Common Stock (1,073,930 of which are not subject to Issuer Stock Options) and Whetsell held 866,652 shares of Common Stock (533,319 of which are not subject to Issuer Stock Options), and these three executives together held 2,477,250 shares of Common Stock (1,697,249 of which are not subject to Issuer Stock Options). The Subject Shares represent

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approximately 20.5% of the outstanding Common Stock reported as outstanding by the Issuer as of April 30, 2002.

         The consummation of the Merger by the Issuer is subject to, among other things, the approval of the Merger Agreement, the Merger, the amendment and restatement of Issuer's certificate of incorporation and bylaws and the other transactions contemplated by the Merger Agreement by the holders of a majority of the outstanding shares of Issuer's outstanding common stock.

         The consummation of the Merger by the Reporting Person is subject to, among other things, the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the "ISSUER MERGER PROPOSALS") by the holders of 2/3 of the outstanding shares of Reporting Person Class A Common Stock on an as-converted basis. Additional conditions precedent to the Reporting Person's obligation to complete the Merger are described fully in the Merger Agreement."

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) is hereby amended and restated in its entirety to read as follows:

         "(a) As of the date hereof, the Stockholders currently beneficially own 20.5% of the outstanding, shares of Common Stock, comprised of 7,625,813 shares of Common Stock currently held by the Stockholders. This amount does not include the Common Stock held by the MeriStar Management Stockholders subject to Issuer Stock Options.

         Therefore, as of the date hereof, the Reporting Person may be deemed to beneficially own 7,625,813 shares of Common Stock as a result of entering into the Stockholder Voting Agreement. Except as set forth on Schedule 1 and to the knowledge of the Reporting Person, none of the persons identified in Schedule 1 beneficially owns any securities of the Reporting Person. Except as specifically set forth herein, the Reporting Person disclaims beneficial ownership of any shares of the Common Stock, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any shares of the Common Stock. The Reporting Person disclaims membership in any group with respect to the Common Stock by virtue of Issuer's execution of the Stockholder Voting Agreement or otherwise."


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following are additional exhibits:

Exhibit 1.1 Amendment No. 1 to Agreement and Plan of Merger, dated as of June 3, 2002, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 2.1.1 to MeriStar's registration statement on Form S-4, file no. 333-89740).

Exhibit 2.1 Amendment No. 1 to the MeriStar Hotels and Resorts, Inc. Stockholder Voting Agreement, dated as of June 25 2002, among the Reporting Party and Stockholders (incorporated by reference to Exhibit 2.2.1 to MeriStar's registration statement on Form S-4, file no. 333-89740).


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                                    SIGNATURE

         After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2002

                                       INTERSTATE HOTELS CORPORATION



                                       /s/ Timothy Q. Hudak
                                       -----------------------------------------
                                       Timothy Q. Hudak
                                       Senior Vice President and General Counsel


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